Exhibit 99.1

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Appoints New CFO

BURLINGTON, MA —October 22, 2014— ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced that Mr. Joel Jeselsohn has been appointed Chief Financial Officer of the Company, effective November 1st, 2014. He will be succeeding Mr. Shmuel Arvatz, who is departing the Company. Mr. Jeselsohn, previously the Company’s Vice President Finance and Operations of the Americas, has been with the Company since 2003 and has served in various financial and business roles.

“We are fortunate to have a veteran executive like Joel assume the CFO position. With a superb performance record in all of his roles at ClickSoftware, I am confident that Joel will be an outstanding CFO. In addition to his excellent financial skills, Joel is an all-around business executive who also contributes in sales, operations, IT, and other parts of our business. Joel and the other members of the finance team in ClickSoftware’s offices around the world have been working together for a long time. This appointment will ensure a smooth transition,” said Dr. Moshe BenBassat, Founder and CEO of ClickSoftware. “I also would like to thank Shmuel for many years of great contribution to ClickSoftware’s success. He established solid foundations and processes from which we will benefit for years to come.”

“It has been a privilege for me to be part of ClickSoftware's management, contributing to its financial growth and success. After 12 years at the Company, I have now decided to move on. I would like to thank Moshe and the Company’s Board of Directors for the opportunity to contribute to the Company over this period,” said Mr. Arvatz. “During the past 11 years I have worked very closely with Joel Jeselsohn and I am confident that he will be an excellent CFO for ClickSoftware.“

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the "Service chain optimization" and "The real-time service enterprise" concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter.

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